Primega Group Holdings Limited

May 31, 2024

Via EDGAR

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Primega Group Holdings Limited
Amendment No.1 to Registration Statement on Form F-1
Filed April 25, 2024
File No. 333-277692

Dear Mr. Regan:

This letter is in response to the letter dated May 21, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Primega Group Holdings Limited (the “Company,” “we,” and “our”). For ease of reference the Commission’s comment is recited below and is followed by our response. An amended registration statement on Form F-1 (“Amended Registration Statement No.2”) is being filed to accompany this letter.

Amended Registration Statement on Form F-1

General

1. We note that the selling shareholders using the resale prospectus have no registration rights and otherwise have no material relationship with the company other than as stockholders, and that such resales, conducted at market prices, constitute the majority of the shares being registered for sale pursuant to the registration statement. To help us understand whether these resales are, in fact, being conducted on behalf of the company, please elaborate upon why the company is registering resales on their behalf in conjunction with the company’s own firm commitment offering, why the selling shareholders acquired the shares from your controlling shareholder as opposed to acquiring such shares directly from you, and how they came to be aware of the controlling shareholder’s desire to transfer, sell or dispose of their shares, and why the controlling stockholder determined to make the sales at that time. As related to Dusk Moon International Limited and Moss Mist Investment Limited, please also tell us whether Eddid Securities USA, Inc., had any role in, or direct or indirect participation in facilitating the sale of shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified the offering structure to remove the proposed resale of 5,512,500 ordinary shares offered by Dusk Moon International Limited, Moss Mist Investment Limited, Primewin Corporate Development Limited, Shun Kai Investment Development Limited, and Mr. Man Siu Ming, and has modified the related disclosure in the Amended Registration Statement No.2, accordingly. The proposed resale of 250,000 ordinary shares offered by Mr. Man Siu Ming, which will be underwritten by Eddid, will not be removed from the offering structure.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hui Chun Kit
Name:	Hui Chun Kit
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC